# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chagee Holdings Ltd., CIK 0002013649
CUSIP: 15743P104
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 15/F, IFS BUILDING 2, HONGXING ROAD, JINJIANG DISTRICT, CHENGDU, SICHUAN, China (F4), 610000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002073539

## Reporting persons
- Dengfeng Yin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 551,521; shared voting power 0; sole dispositive power 12,073,757; shared dispositive power 0; aggregate amount beneficially owned 12,073,757 (10% of the class)
  Comment: Note to Row 5: The 551,521 shares beneficially owned with sole voting power include 551,521 Class A ordinary shares underlying the options held by Mr. Dengfeng Yin that are exercisable within 60 days after June 30, 2025.
  
  Note to Rows 7 and 9: The 12,073,757 shares beneficially owned with sole dispositive power include (i) 11,522,236 Class A ordinary shares held by TeaTide Limited, a company controlled by Starry Ocean Wisdom Limited, which in turn is wholly owned by Starry Ocean Development Limited. Starry Ocean Development Limited is controlled by Starry Ocean Trust, a trust for the benefit of Mr. Dengfeng Yin and his family members. Trident Trust Company (Cayman) Limited is the trustee of Starry Ocean Trust and (ii) the 551,521 Class A ordinary shares underlying the options held by Mr. Dengfeng Yin that are exercisable within 60 days after June 30, 2025.
  
  Note to Row 11: Based on the quotient obtained by dividing 12,073,757, the sum of the Class A ordinary shares owned by the Reporting Person as set forth in Row 9, by the sum of (i) 120,478,383 Class A ordinary shares issued and outstanding as of June 30, 2025 as provided by the Issuer and (ii) 551,521 Class A ordinary shares underlying the options held by Mr. Dengfeng Yin that are exercisable within 60 days after June 30, 2025.
- TeaTide Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 11,522,236; shared dispositive power 0; aggregate amount beneficially owned 11,522,236 (9.6% of the class)
  Comment: Note to Row 5: TeaTide Limited has entered into certain irrevocable proxy and power of attorney arrangements in favor of Mr. Junjie Zhang, through which Mr. Junjie Zhang exercises voting power over all Class A ordinary shares held by TeaTide Limited.
  
  Note to Rows 7 and 9: Representing 11,522,236 Class A ordinary shares held by TeaTide Limited, a company controlled by Starry Ocean Wisdom Limited, which in turn is wholly owned by Starry Ocean Development Limited. Starry Ocean Development Limited is controlled by Starry Ocean Trust, a trust for the benefit of Mr. Dengfeng Yin and his family members. Trident Trust Company (Cayman) Limited is the trustee of Starry Ocean Trust.
  
  Note to Row 11: Based on the quotient obtained by dividing 11,522,236, the sum of the Class A ordinary shares owned by the Reporting Person as set forth in Row 9, by 120,478,383 Class A ordinary shares issued and outstanding as of June 30, 2025 as provided by the Issuer.

## Item 1. Issuer
Name of issuer: Chagee Holdings Ltd.
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, China, 200051

## Item 2. Person Filing
Name of person filing:
Dengfeng Yin
TeaTide Limited
(Collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of the Reporting Persons is Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, People's Republic of China, 200051.
Citizenship:
Dengfeng Yin: People's Republic of China
TeaTide Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Person is hereby incorporated by reference herein.
Shared power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Person is hereby incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Person is hereby incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Person is hereby incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Dengfeng Yin: /s/ Dengfeng Yin, Dengfeng Yin (08/14/2025)
- TeaTide Limited: /s/ Dengfeng Yin, Dengfeng Yin/Director (08/14/2025)